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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Hongkong Land Holdings

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 16 2003

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2964 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 4/10/03

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964



Hongkong Land Holdings Limited

Annual Report 2002



Contents

Corporate Information

Directors

Simon Keswick Chairman
Percy Weatherall Managing Director
Nicholas Sallnow-Smith Chief Executive
Charles Allen-Jones
George Ho GBS, OBE, JP
Jenkin Hui
Sir Yuet-Keung Kan GBE
Brian Keelan
Henry Keswick
C Kwok
G R Leach
Dr Richard Lee
Kenneth Lo OBE

Company Secretary and Registered Office

H Wilken
Jardine House, 33-35 Reid Street, Hamilton, Bermuda

Hongkong Land is a leading property investment, management and development group with a major portfolio in Hong Kong and with other property and infrastructure interests in Asia.

The primary share listing of the parent company, Hongkong Land Holdings Limited, is in London, with secondary listings in Singapore and in Bermuda.

Jardine House, Chater House and Exchange Square in Hong Kong's Central Business District (front cover).

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

Hongkong Land Holdings Limited

Annual General Meeting 2003

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the members of Hongkong Land Holdings Limited will be held at the Elbow Beach hotel, 60 South Shore Road, Paget, Bermuda on Wednesday, 7th May 2003 at 10.00 a.m. for the following purposes:

1. To receive and consider the Financial Statements and the Independent Auditors' Report for the year ended 31st December 2002, and to declare a final dividend.
2. To re-elect Directors.
3. To appoint PricewaterhouseCoopers LLP as the Auditors and to authorise the Directors to fix their remuneration.

To consider and, if thought fit, adopt with or without amendments, the following Ordinary Resolutions:

4. That:

(a) the exercise by the Directors during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) of all powers of the Company to allot or issue shares and to make and grant offers, agreements and options which would or might require shares to be allotted, issued or disposed of during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue (for the purposes of this Resolution, 'Rights Issue' being an offer of shares or other securities to holders of shares or other securities on the Register on a fixed record date in proportion to their then holdings of such shares or other securities or otherwise in accordance with the rights attaching thereto (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory)), shall not exceed US$11.4 million, and the said approval shall be limited accordingly.

5. That:

(a) the exercise by the Directors of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and regulations, during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company purchased by the Company pursuant to the approval in paragraph (a) of this Resolution shall be less than 15% of the aggregate nominal amount of the existing issued share capital of the Company at the date of this meeting, and such approval shall be limited accordingly; and

(c) the approval in paragraph (a) of this Resolution shall, where permitted by applicable laws and regulations and subject to the limitation in paragraph (b) of this Resolution, extend to permit the purchase of shares of the Company (i) by subsidiaries of the Company and (ii) pursuant to the terms of put warrants or financial instruments having similar effect ('Put Warrants') whereby the Company can be required to purchase its own shares, provided that where Put Warrants are issued or offered pursuant to a Rights Issue (as defined in Resolution 4 above) the price which the Company may pay for shares purchased on exercise of Put Warrants shall not exceed 15% more than the average of the market quotations for the shares for a period of not more than 30 nor less than the five dealing days falling one day prior to the date of any public announcement by the Company of the proposed issue of Put Warrants.

By Order of the Board
C H Wilken
Company Secretary

27th March 2003

Non-routine business

The following items of non-routine business are being dealt with as ordinary resolutions at the Annual General Meeting:

Resolution 3

This resolution relates to the appointment of PricewaterhouseCoopers LLP as the Auditors of the Company. A notice has been received from a shareholder of the Company of its intention to nominate PricewaterhouseCoopers LLP as Auditors of the Company. The Company's existing Auditors, PricewaterhouseCoopers ('PwC'), are not seeking for re-appointment following the conversion of PwC to a Limited Liability Partnership (LLP) from 1st January 2003. PwC has transferred substantially all its business to PricewaterhouseCoopers LLP, and it is, therefore, proposed that this new firm be appointed to succeed PwC as the Auditors of the Company.

Resolution 4

This resolution relates to the renewal of a general mandate authorising the Directors to issue shares up to a maximum of 5% of the aggregate nominal amount of the issued share capital of the Company. The proposed authority will expire at the conclusion of the subsequent Annual General Meeting and it is intended to seek its renewal at that and future Annual General Meetings. The Directors have no current intention of issuing any shares pursuant to this mandate. No pre-emptive rights exist under Bermuda law in relation to issues of new shares by the Company.

Resolution 5

This resolution relates to the renewal of a general mandate to the Directors to repurchase shares of the Company representing less than 15% of the issued share capital of the Company at the date of the resolution (the 'Repurchase Mandate'). The price paid for shares repurchased by the Company, other than (i) on exercise of Put Warrants issued on a pro-rata basis to shareholders or (ii) with the prior approval of the UK Listing Authority will be not less than US¢10 and not more than 5% above the average of the market values of the shares for the five trading days before any purchase is made. The resolution also permits the repurchase of shares by the Company pursuant to the terms of Put Warrants or similar instruments conferring rights to sell shares back to the Company at a specified price. The terms of any such Put Warrants would be determined by the Directors at the time of issue but the price paid for shares repurchased by the Company on exercise of Put Warrants which are issued on a pro-rata basis to shareholders could not exceed 15% more than the average of the market values of the shares for a period of not more than 30 nor less than the five trading days just prior to announcement of their issue.

As at 7th March 2003, the latest practicable date prior to the publication of this document, there were no outstanding warrants or options to subscribe for shares. The authority conferred on the Directors by the Repurchase Mandate would continue in force until the conclusion of the next Annual General Meeting of the Company unless previously revoked, varied or renewed by ordinary resolution of the shareholders in general meeting.

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders in order to facilitate repurchases by the Company or its subsidiaries of its own securities. Such purchases are subject to and will be made in accordance with the UK Listing Authority listing rules. Depending on market conditions and funding arrangements at the time, such purchases may lead to an enhancement of the net assets and/or earnings per share and liquidity of the securities of the Company and will only be made when the Directors believe that such purchases will benefit the Company and/or its shareholders. Put Warrants would be issued only if the Directors considered it in the best interests of the Company and shareholders to do so.

Note:

A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and vote instead of him; a proxy need not also be a member of the Company. A form of proxy is enclosed for use by registered shareholders. Completion and return of the proxy will not preclude a member from attending and voting in person.

Investors holding their shares through a nominee, within The Central Depository (Pte) Limited system in Singapore or other agent should contact their nominee, depository agent or professional adviser with regard to the procedures required to enable them to be represented and to vote at the Annual General Meeting.

Registered Office:
Jardine House, 33–35 Reid Street
Hamilton, Bermuda

Full Text Announcement

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

Company	Hongkong Land Hldgs Ld
TIDM	HKLD
Headline	Annual Report & Notice of AGM
Released	07:10 27 Mar 2003
Number	2667J

HONGKONG LAND HOLDINGS LIMITED

ANNUAL REPORT 2002 AND NOTICE OF ANNUAL GENERAL MEETING

Hongkong Land Holdings Limited announces that its Annual Report for the year ended 31st December 2002 and the Notice of the 2003 Annual General Meeting have been posted to shareholders today, Thursday, 27th March 2003, and are available on the Company's website at www.hkland.com.

Copies of the above documents have also been submitted to the UK Listing Authority (the "UKLA"), and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7676 1000

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Hongkong Land Holdings Limited

27th March 2003

www.hkland.com

END

Highlights

- **Weak demand in Hong Kong office market**
- **Chater House completed and 53% let**
- **Remainder of the Central portfolio 93% let**
- **Plans announced for improvement of The Landmark**

- **Results**

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties		
Change %	2001 US$m	**2002 US$m**		**2002 US$m**	2001 US$m	Change %
(15)	188	**160**	**Underlying net profit**	**192**	213	(10)
(48)	116	**61**	**Net profit/(loss)**	**(826)**	(416)	n/m
(44)	465	**260**	**Shareholders' funds**	**4,957**	6,048	(18)
19	1,341	**1,592**	**Net borrowings**	**1,592**	1,341	19
%	US¢	**US¢**		**US¢**	US¢	%
(9)	7.91	**7.17**	**Underlying earnings per share**	**8.64**	8.94	(3)
(44)	4.88	**2.73**	**Earnings/(loss) per share**	**(37.10)**	(17.49)	n/m
1	7.59	**7.70**	**Cash flow per share**	**7.70**	7.59	1
(17)	9.00	**7.50**	**Dividends per share**	**7.50**	9.00	(17)
%	US$	**US$**		**US$**	US$	%
(43)	0.21	**0.12**	**Net asset value per share**	**2.23**	2.72	(18)

The Group's financial statements are prepared under International Financial Reporting Standards ('IFRS') which do not permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IFRS as modified by revaluation of leasehold properties in addition to the IFRS financial statements. The figures included in the Highlights, Chairman's Statement, Chief Executive's Review, Financial Review and Five Year Summary are based on this supplementary financial information unless otherwise stated.

Corporate Overview

Hongkong Land's Strategy for Growth

Market Leadership in Hong Kong

Hongkong Land will maintain a leadership position in Hong Kong's Central business district where it owns and manages some 5,000,000 sq. ft of prime office and retail space.

Property Investments in Asia

The Group will seek commercial and residential property developments in Asia for long-term investment and for trading. It currently has projects underway in Hong Kong and the Philippines, and investments in Mainland China, Singapore and Vietnam.

Infrastructure Investments in Asia

The Group will focus on extracting value from the existing portfolio, while minimising further investment. Hongkong Land currently has interests in the container port, water treatment, logistics and toll road sectors.

Shareholder Value

The Group aims to build sustainable streams of value for its shareholders, whilst maintaining financial strength through a policy of prudent financing and investment.

Group Structure

Hongkong Land Holdings Limited is incorporated in Bermuda and listed in London, Singapore and Bermuda, and has a sponsored American Depositary Receipt programme. Hongkong Land Limited manages the operations of the Group from Hong Kong and provides services to Hongkong Land China, which holds the Group's property interests in China, to Hongkong Land International, which holds the Group's property interests elsewhere, and to Hongkong Land Infrastructure, which holds the Group's infrastructure interests.



Hongkong Land's elevated footbridge network provides comfortable and convenient pedestrian movement between buildings.

Chairman's Statement

Overview

Weak demand in Hong Kong's office market continued in 2002 and the Group's average rents and occupancy levels remained under pressure. Hongkong Land, however, increased its share of leasing transactions in Central as tenants saw good value in its high quality locations and buildings.

Performance

Net rental income fell by 2% compared with 2001, as rents trended lower, while financing charges rose because of the higher levels of net debt following the repurchase of shares at the end of 2001. Underlying earnings for 2002 accordingly fell by 10% to US$192 million. Underlying earnings per share, based on the weighted average number of shares in issue during the year, fell by 3% to US¢8.64; the reduced decline reflecting the effect of the share repurchases.

The Group's investment property portfolio was valued by independent valuers at the end of the year. This led to a net valuation deficit of US$988 million, which is charged to the profit and loss account under the International Financial Reporting Standards used by the Group. This movement was the main factor in the reduction of shareholders' funds of US$1,091 million to US$4,957 million, which led to the net asset value per share reducing by 18% to US$2.23.

With the timing of a recovery in demand in the Group's core market still uncertain, the Directors have concluded that it would be prudent to recommend a reduced final dividend of US¢4.00 per share for 2002, compared with US¢5.50 per share for 2001. Together with the interim dividend of US¢3.50, this gives a total dividend of US¢7.50 per share for the year.

Strategic Review

Despite the downturn in Hong Kong's office sector, the Group continues to invest in its core portfolio. Chater House was successfully completed in 2002 and the property's anchor tenants, both office and retail, were operating before the year end. The renovation of the Alexandra House retail podium is under way and will be completed and substantially let before the end of 2003. Preparations have also begun for a major renovation of The Landmark complex in the heart of Central. These projects, each of which adds incremental revenue to the Group, should enable us to maximise the value of our prime assets.

In Singapore, construction of our joint-venture development, One Raffles Quay, is well underway, while our wholly-owned One Raffles Link remains fully let and commands a rental premium in difficult market conditions.

Investment also continues in our residential property business where progress is being made in the construction of Phase I of Central Park in Beijing, which has achieved good presales, and of the Belcher's Street site in Hong Kong.

People

On 1st January 2003, the Board welcomed Dr Richard Lee as a non-executive Director. Dr Lee's extensive experience of business in Hong Kong and Mainland China will be of great value to the Group.

Despite the difficult operating environment in Hong Kong, our employees have shown exemplary commitment to the Group and to its high standards. My thanks go to them for helping us build and sustain the high levels of service that our customers require.

Outlook

In the near term, rentals and values will continue to experience downward pressure. However, the medium-term outlook for the Group's core Hong Kong property portfolio remains favourable, with no significant supply in Central from 2004 onwards.

Simon Keswick
Chairman
25th February 2003

Chief Executive's Review

Strategic Focus

Through this cyclical downturn in our office market, we continue to focus on ensuring that the value of our core asset base is optimised and the strength of our customer relationships maintained. We do this through a combination of investment in our properties, and progressive enhancements to the level of services we provide to our tenants.

In this environment, our investment strategy will be to give priority to upgrading our core portfolio, with new ventures restricted to key strategic sites in markets with long-term potential.

In view of the importance of focusing on our core property businesses, and recognising the difficult operating environments which some of our infrastructure investments face, our strategy is selectively to dispose of assets in this sector over time.

Commercial Property

Central Portfolio

Net take-up of office space in Hong Kong's Central District remained negative in 2002. This led to weakening rentals throughout the year despite limited supply, with Chater House the only significant addition to stock. The market was more active than 2001, however, with a number of occupiers taking the opportunity of a competitive market to upgrade the location and quality of their premises and landlord.

We secured a significant percentage of these relocating tenants and signed over 40 new office tenants during 2002, representing 176,000 sq. ft of lettable area. This encouraging performance enabled us to increase our market share of let space and to

Central portfolio tenant profile by area occupied (%)


1997
56 Banks and other financial services
16 Legal
6 Trading
5 Governments
4 Accounting
4 Property
9 Others


2002
48 Banks and other financial services
20 Legal
3 Trading
6 Governments
8 Accounting
4 Property
11 Others

hold vacancy steady in our Central portfolio excluding Chater House. Including Chater House on its completion, our overall office vacancy in Central at year end rose to 11%.

Our retail portfolio saw a stronger performance. Not only was the retail component of Chater House 100% pre-let on completion and launched with great success in the second half of the year, but our retail portfolio as a whole completed the year fully let, with vacancy limited to the areas of Alexandra House now under renovation. This performance reflected the better trading conditions enjoyed by the international luxury brand sector, where our portfolio is focused.

Central portfolio average office rent (US$/sq. ft per month)


5.83
6.45
7.76
8.43
8.35
8.02
7.20
5.93
5.63
5.44
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02

The trading platform which we provide to our retail tenants has been enhanced over recent years with successive renovation and redevelopment programmes in Prince's Building, Chater House and now Alexandra House. The Group's ability to grow its retail revenue in the upturn and defend it in downturn is crucially dependent on our continuing to provide the highest quality environment within which those tenants can showcase their brands.

The next step in this programme of maximising the value of our core asset base in Central will be a major programme of renovation in The Landmark complex. This mixed-use scheme will add lettable space; bring a department store to The Landmark retail offering; create a unique luxury hotel in the heart of Central; and provide a new office tower at Landmark East. This project will reinforce the Group's leading position in Central, and significantly enhance the attraction of Central as a business and leisure destination.

Other Commercial Properties

The main contract for One Raffles Quay, our joint-venture project in Singapore, was let below budget and construction work has started on schedule. One Raffles Link, our existing investment in Singapore, remains fully let, with the retail component CityLink Mall performing well. Rents and capital values in the Singapore commercial office market remain under pressure, with uncertainty over the level of future supply.

In Vietnam, both of our Hanoi office buildings are fully let, with rents stable.

Gaysorn, the retail centre in Bangkok where we have participated in a major refurbishment, opened with great success in the second half of the year. The centre is now 95% let and is widely regarded as having set new standards in Bangkok's luxury retail sector.

Residential Property

Following the successful sales launch in April of the first phase of our joint-venture development in Beijing, Central Park, Phase II of the project is likely to commence in the second half of 2003. At our existing Beijing residential investment, Maple Place at Beijing Riviera, occupancy in the villas and town-houses is running at over 80%. A phased renovation project for the apartments is underway to improve the performance of those units.

Sales at Roxas Triangle, our luxury apartment joint-venture in Manila, improved over the course of the year. In aggregate, 60% have now been sold.

Grosvenor Land, our joint-venture residential property fund, was closed to new investors at the year end. Of its US$70 million of committed equity, some 70% has been invested. Eight of its nine current investments (one Japanese investment has been sold at a profit) are in Hong Kong. Future investments are likely to be outside Hong Kong to balance the proportion represented by Hong Kong in the fund.

Our small residential portfolio in Hong Kong remains fully let, in a very competitive leasing market. To maintain the competitiveness of our town-houses development, Stanley Court in Island South, a renovation programme has been drawn up for implementation in 2003. Our development in Western District, Ivy on Belcher's, is under construction, with the substructure work close to completion. The apartments are projected to be ready for occupation by mid-2004. Two further potential residential developments in Hong Kong, at Victoria Road in Western District and at Lai Sing Court in Tai Hang Road, Happy Valley, have both successfully obtained planning approval. Further legal and regulatory procedures need to be completed for both projects before work can begin.

Infrastructure

With the emphasis we are now placing on investment in our core property business, the strategy for our infrastructure portfolio is one of extracting value from the existing portfolio, while minimising further investment.

Against this background, we have decided not to proceed with the planned joint-ventures in Penang and Shanghai in the logistics sector. The logistics centre for Tradeport Hong Kong at Hong Kong International Airport was completed on schedule and within budget just before the year end. Marketing of this facility is now underway. In the port sector, construction continues at the CT 9 development at Kwai Chung in Hong Kong.

The rapid improvement in activity in 2002 at the Hong Kong container port is encouraging for the value of this investment on its completion in 2004.

Amongst our Mainland China investments, the China Water Company continues to progress well. Following the significant investment made in the business by Thames Water, a unit of the major European utilities group RWE, Hongkong Land's interest has been diluted to 25%. CWC's business is already benefiting from access to Thames Water's technical expertise.

We have been endeavouring for some time to extract value from our 36% interest in Central China Power. Higher coal prices, a competitive operating environment and weak electricity tariffs have weakened the business's ability to service its debt for some time now. At the end of year, the business was placed in the hands of a provisional liquidator. With no certainty of realisation of asset values in CCP and the remainder of our infrastructure investments, the carrying values of these investments have been provided for in our accounts.

Corporate Developments

Although no major financings were undertaken in 2002, the Group has continued to make significant progress in extending the maturity of its committed debt facilities, diversifying its lending base, and moving away from its historical reliance on secured debt.

Outlook

Our core market remains very competitive. In this difficult environment, the Group will focus on seeking to outperform in relative terms, and to maximise market share. Our strong customer base and our continuing investment in enhancing the quality of our portfolio will enable us to maintain our leading position in Hong Kong's Central District.

Nicholas Sallnow-Smith
Chief Executive
25th February 2003

Financial Review

The Group has historically revalued all its leasehold properties but under current International Financial Reporting Standards ('IFRS'), the ability to carry leasehold properties at valuation is not permitted. As explained in the 2001 annual report and on page 20 the Group does not believe this restriction is appropriate and accordingly the Group has presented adjusted figures reflecting the revaluation of all properties held on lease. The Group is pleased that the International Accounting Standards Board is now reconsidering this and has proposed to allow leasehold investment properties to be carried at market valuation. The Group will continue to review the appropriateness of the accounting policies adopted having regard to IFRS developments.

Overview

2002 was a challenging year as the global deflationary pressures continued unabated, fuelled by increased globalisation, excess capacity and decreased consumption. Equity and property values were negatively impacted. To stimulate consumer demand and business investment and to allow corporates to repair balance sheets, the US Federal Reserve reduced the Fed Funds rate by 0.50% to 1.25% in Q4 2002 while US Treasury yields sank to 50-year lows.

Hong Kong had its fourth consecutive year of deflation and 3-month HIBOR ended the year at 1.5% as compared to 2.1% at the start of the year. The Group took advantage of strong market liquidity to negotiate US$570 million in new bank financing at favourable terms to replenish facilities, reduce borrowing cost and lengthen its maturity profile. The new facilities had a combined average life of 6.3 years.

Due to concerns over Hong Kong's property market, Standard & Poor's cut the Group's long-term rating from A- to BBB+ in May 2002. Several other major property companies in Hong Kong were also downgraded. The Group continued to maintain its A3 long-term rating from Moody's.

Although the business outlook remains uncertain, the high quality of our tenant profile mitigates the risk of tenant default. At the end of the year, the level of overdue receivables remained very low.

Results

The following discussions refer to supplementary financial information prepared in accordance with IFRS as modified by revaluation of leasehold properties, with changes in capital value of investment properties be taken to the profit and loss account instead of property revaluation reserves.

Excluding the changes in fair value of investment properties and asset impairments and disposals, the fall in earnings was 10%, with underlying earnings per share falling 3% from US¢8.94 to US¢8.64. This figure was enhanced as a result of the reduced number of shares in issue following share repurchases in December 2001.

Net financing charges in 2002 were US$65 million, as higher average debt balances were recorded in 2002, notwithstanding the year on year reduction in average interest rates. US$3 million of interest charges relating to development properties were capitalised, down from US$5 million in 2001. Taking account of interest rate swaps, overall interest rates paid in Hong Kong Dollars fell to 5% reflecting continued decline in interest rates. Interest cover remained strong at 4 times.

Net debt as a percentage equity



Gearing
Equity
9%
12%
8%
22%
32%
'98
'99
'00
'01
'02

Review of Asset Values

The Group's practice is to have investment properties valued independently by professional valuers every year. The resulting net revaluation deficit of US$988 million has accordingly been taken to the profit and loss account.

In addition, the Board has decided, following a review of the Group's asset values at the end of 2002 to provide US$49 million against investments in the Infrastructure portfolio.

The Group's net asset value per share fell 18% from US$2.72 to US$2.23.

Cash Flow

Cash flow per share was US¢7.70, marginally ahead of 2001. This cash (US$171 million) together with debt draw down was applied to the payment of dividends (US$199 million) and capital expenditure on developments, joint ventures and investments (US$124 million).

Net debt rose from US$1,341 million to US$1,592 million, raising balance sheet gearing to 32%.

Cash flow per share (US¢)



13.27
9.57
7.87
7.59
7.70
'98
'99
'00
'01
'02

Shareholders' Return

The Board has recommended a final dividend of US¢4.00 per share payable in cash, taking the total for the year to US¢7.50 per share, a fall of 17% over 2001. As noted in the Chairman's Statement, this reduction takes account of the need for financial prudence in a period of weakening rental income, and continuing capital expenditure.

Audit Committee

The audit committee comprises Percy Weatherall (Chairman), Brian Keelan, Norman Lyle and James Watkins in their capacity as non-executive directors of the Group's management company, Hongkong Land Limited.

The audit committee receives reports from the external auditors, review issues raised with regard to the interim and annual financial statements and receives regular reports from internal auditors. The committee reviews the operation and effectiveness of the Group's internal controls and procedures. Executive directors and representatives of the internal and external auditors attend the committee meetings by invitation.

Debt profile as at 31st December 2002 (%)


Interest rate
Currency
Maturity
49 Fixed rate
51 Floating rate
3 US$
13 S$
84 HK$
47 > 5 years
43 2-5 years
7 1-2 years
3 < 1 year

Treasury Activities and Risk Management

The Group manages its treasury activities within established risk management objectives and policies, using a variety of techniques and instruments. The main objectives are to manage exchange, interest rate and liquidity risks and to provide a degree of certainty about costs. Treasury department is managed as a cost centre and derivatives are employed for hedging purposes only. Stringent credit guidelines are in place to control counterparty credit risk.

Borrowings may be taken in local currency to partially hedge foreign currency exposure on investments. A portion of borrowings are denominated in fixed rate. Adequate headroom in committed facilities is maintained and the Group's cash resources are managed so as to minimise risk while seeking to enhance yield.

As at 31st December 2002, the Group had total financing facilities of US$3.0 billion (US$3.4 billion in 2001) of which US$2.4 billion are bank facilities. 95% of the bank facilities are committed. At the balance sheet date, 61% of the committed bank facilities were drawn and the Group had surplus cash of US$551 million of which 97% was held in US Dollars.

Year end debt summary

	2002 **US$m**	2001 US$m
US$ bonds	**686**	596
US$ bank loans	**61**	4
HK$ bank loans	**1,119**	1,093
S$ bank loans	**276**	216
Vietnamese Dong bank loans	**1**	1
Gross debt	**2,143**	1,910
Cash	**447**	362
Liquid investment portfolio	**104**	207
Net debt	**1,592**	1,341

Committed facility maturity as at 31st December 2002 (US$m)



26
143
231
962
1,558
'03
'04
'05
'06
'07 & beyond

Francis Heng
Chief Financial Officer
25th February 2003

Five Year Summary

prepared in accordance with International Financial Reporting Standards as modified by revaluation of leasehold properties

	1998 US$m	1999 US$m	2000 US$m	2001 US$m	**2002 US$m**
Net profit/(loss)	(3,666)	399	2,244	(416)	**(826)**
Underlying net profit	370	265	230	213	**192**
Properties	5,293	5,560	7,633	7,118	**6,261**
Net borrowings	480	608	531	1,341	**1,592**
Shareholders' funds	5,072	5,226	6,947	6,048	**4,957**
	US$	US$	US$	US$	**US$**
Net asset value per share	2.01	2.07	2.91	2.72	**2.23**
	US¢	US¢	US¢	US¢	**US¢**
Cash flow per share	13.27	9.57	7.87	7.59	**7.70**

Underlying earnings/dividends per share (US¢)



Underlying earnings
Dividends
14.65
9.00
10.48
9.00
9.11
9.00
8.94
9.00
8.64
7.50
'98
'99
'00
'01
'02

Net asset value per share (US$)



2.01
2.07
2.91
2.72
2.23
'98
'99
'00
'01
'02

Directors' Profiles

Simon Keswick Chairman

Mr Simon Keswick has been a Director of the Group's holding company since 1983. He was Chairman from 1983 to 1988 and was subsequently re-appointed in 1989. He joined the Jardine Matheson group in 1962 and is also chairman of Dairy Farm International Holdings and Mandarin Oriental International, and a director of Jardine Lloyd Thompson, Jardine Matheson Holdings and Jardine Strategic Holdings. He is also a director of Hanson and chairman of The Fleming Mercantile Investment Trust.

Percy Weatherall Managing Director

Mr Weatherall was appointed as Managing Director in 2000, having first joined the Board in 1994. He has been with the Jardine Matheson group since 1976 during which time he has held several senior executive positions. He is chairman of Jardine Matheson Limited, and managing director of Dairy Farm International Holdings, Jardine Matheson Holdings, Jardine Strategic Holdings and Mandarin Oriental International.

Nicholas Sallnow-Smith Chief Executive

Mr Sallnow-Smith, a fellow of the Association of Corporate Treasurers, joined the Board in 1998 as Finance Director. He was appointed Chief Executive of the Group and Hongkong Land Limited in 2000. He was formerly group treasurer of the Jardine Matheson group, which he joined in 1993.

Charles Allen-Jones

Mr Allen-Jones joined the Board in 2001. Mr Allen-Jones was formerly senior partner of Linklaters, where he had been a partner for 33 years. He is also a director of Caledonia Investments and a trustee of the British Museum.

George Ho GBS, OBE, JP

Mr Ho has been a Director of the Group's holding company since 1973. He is the honorary chairman of Hong Kong Commercial Broadcasting Co., chairman of HCBC Enterprises, and a director of ABC Communications (Holdings) and The Bank of East Asia.

Jenkin Hui

Mr Hui joined the Board in 1994 and is a director of Jardine Matheson Holdings, Jardine Strategic Holdings, Central Development and a number of property and investment companies.

Sir Yuet-Keung Kan GBE

Sir Yuet-Keung Kan is a Solicitor and has been a Director of the Group's holding company since 1966.

Brian Keelan

Mr Keelan joined the Board in 2001. He had worked for the preceding 25 years as an investment banker in London and New York, the last 12 years at UBS Warburg where he was a board member and managing director of corporate finance. He is also a director of Jardine Matheson Limited, Cycle & Carriage, Dairy Farm International Holdings, Jardine Matheson Holdings, Jardine Strategic Holdings, Mandarin Oriental International and MCL Land. Mr Keelan is chairman of the City Disputes Panel in London, of which he has been a director since 1994.

Henry Keswick

Mr Henry Keswick first served on the Board of the Group's holding company between 1970 and 1975 and was re-appointed a Director in 1988. He is chairman of Jardine Matheson Holdings, having first joined the group in 1961, and is also chairman of Jardine Strategic Holdings and vice chairman of the Hong Kong Association. He is a director of Dairy Farm International Holdings and Mandarin Oriental International.

R C Kwok

Mr Kwok is a Chartered Accountant and has been a Director of the Group's holding company since 1981. He joined the Jardine Matheson group in 1964 and is a director of Jardine Matheson Limited, Dairy Farm International Holdings, Jardine Matheson Holdings, Jardine Strategic Holdings, Mandarin Oriental International and SIIC Medical Science and Technology (Group).

C G R Leach

Mr Leach has been a Director of the Group's holding company since 1985. He is deputy chairman of Jardine Lloyd Thompson, and a director of Dairy Farm International Holdings, Jardine Matheson Holdings, Jardine Strategic Holdings and Mandarin Oriental International. He is also a trustee of the British Library. He joined the Jardine Matheson group in 1983 after a career in banking and merchant banking.

Dr Richard Lee

Dr Lee joined the Board in January 2003. Dr Lee's principal business interests are in the manufacturing of textiles and apparel in Southeast Asia, and he is the chairman of TAL Apparel. He is also a director of Jardine Matheson Holdings and Mandarin Oriental International.

Kenneth Lo OBE

Mr Lo is a Solicitor and Notary Public and joined the Board in 1990. He is also a director of Mandarin Oriental International.

Consolidated Profit and Loss Account

for the year ended 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties*	
2001	**2002**			**2002**	2001
US$m	**US$m**	*Note*		**US$m**	US$m
396.5	**396.6**	*1*	Revenue	**396.6**	396.5
(101.7)	**(115.1)**		Recoverable and non-recoverable costs	**(84.2)**	(78.2)
294.8	**281.5**		Net income from properties	**312.4**	318.3
0.4	**0.5**		Other income	**0.5**	0.4
(28.8)	**(29.6)**		Administrative and other expenses	**(29.6)**	(28.8)
266.4	**252.4**			**283.3**	289.9
–	**–**		Decrease in fair value of investment properties	**(987.7)**	(598.5)
(72.1)	**(97.7)**	*2*	Asset impairments and disposals	**(25.3)**	(28.9)
194.3	**154.7**	*3*	Operating profit/(loss)	**(729.7)**	(337.5)
(51.7)	**(64.8)**	*4*	Net financing charges	**(64.8)**	(51.7)
(0.2)	**(1.9)**	*5*	Share of results of associates and joint ventures	**(4.1)**	(0.7)
142.4	**88.0**		Profit/(loss) before tax	**(798.6)**	(389.9)
(26.3)	**(27.2)**	*6*	Tax	**(26.9)**	(26.0)
116.1	**60.8**		Profit/(loss) after tax	**(825.5)**	(415.9)
(0.1)	**(0.1)**		Minority interests	**(0.1)**	(0.1)
116.0	**60.7**	*7*	Net profit/(loss)	**(825.6)**	(416.0)
US¢	**US¢**			**US¢**	US¢
		8	Earnings/(loss) per share		
4.88	2.73		– basic	(37.10)	(17.49)
7.91	7.17		– underlying	8.64	8.94

* The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 20.

Consolidated Balance Sheet

at 31st December 2002

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS 2002 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2001 US$m
			Net operating assets		
		9	Tangible assets		
814.1	**911.4**		Investment properties	**6,249.8**	7,107.0
5.0	**4.3**		Others	**13.0**	13.8
819.1	**915.7**			**6,262.8**	7,120.8
737.6	**666.7**	10	Leasehold land payments	**–**	–
356.4	**227.3**	11	Associates and joint ventures	**246.3**	377.6
17.4	**3.7**	12	Other investments	**3.7**	17.4
2.4	**0.9**	13	Deferred tax assets	**0.9**	2.4
9.4	**9.4**	14	Pension assets	**9.4**	9.4
1,942.3	**1,823.7**		Non-current assets	**6,523.1**	7,527.6
45.0	**48.1**		Properties held for sale	**48.1**	45.0
56.2	**240.9**	15	Debtors, prepayments and others	**240.9**	56.2
568.6	**550.6**	16	Bank balances and other liquid funds	**550.6**	568.6
669.8	**839.6**		Current assets	**839.6**	669.8
(209.6)	**(219.1)**	17	Creditors and accruals	**(219.1)**	(209.6)
(502.5)	**(68.1)**	18	Borrowings	**(68.1)**	(502.5)
(15.0)	**(26.9)**		Current tax liabilities	**(26.9)**	(15.0)
(727.1)	**(314.1)**		Current liabilities	**(314.1)**	(727.1)
(57.3)	**525.5**		Net current assets/(liabilities)	**525.5**	(57.3)
(1,406.6)	**(2,074.6)**	18	Long-term borrowings	**(2,074.6)**	(1,406.6)
(12.7)	**(14.2)**	19	Deferred tax liabilities	**(16.2)**	(15.1)
465.7	**260.4**			**4,957.8**	6,048.6
			Capital employed		
229.5	**229.5**	21	Share capital	**229.5**	229.5
313.6	**108.3**	22	Revenue and other reserves	**4,805.4**	5,896.3
(77.7)	**(77.7)**		Own shares held	**(77.7)**	(77.7)
465.4	**260.1**		Shareholders' funds	**4,957.2**	6,048.1
0.3	**0.3**		Minority interests	**0.6**	0.5
465.7	**260.4**			**4,957.8**	6,048.6

* The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 20.

Approved by the Board of Directors on 25th February 2003

Percy Weatherall

Nicholas Sallnow-Smith

Directors

Consolidated Statement of Changes in Shareholders' Funds

for the year ended 31st December 2002

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS 2002 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2001 US$m
974.8	**465.4**		At 1st January	**6,048.1**	7,089.8
			Net exchange translation differences		
(22.4)	**25.8**		– amount arising in the year	**26.5**	(22.7)
–	**3.1**		– transfer to consolidated profit and loss account	**3.1**	–
			Revaluation of other investments		
(83.5)	**14.2**		– fair value gains/(losses)	**14.2**	(83.5)
(2.4)	**(87.2)**		– transfer to consolidated profit and loss account on disposal	**(87.2)**	(2.4)
			Cash flow hedges		
(18.1)	**(46.2)**		– fair value losses	**(46.2)**	(18.1)
11.1	**24.6**		– transfer to consolidated profit and loss account	**24.6**	11.1
(115.3)	**(65.7)**		Net losses not recognised in consolidated profit and loss account	**(65.0)**	(115.6)
116.0	**60.7**		Net profit/(loss)	**(825.6)**	(416.0)
(215.2)	**(200.3)**	*23*	Dividends	**(200.3)**	(215.2)
(294.9)	**–**	*21*	Repurchase of ordinary shares	**–**	(294.9)
465.4	**260.1**		At 31st December	**4,957.2**	6,048.1

* The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 20.

Consolidated Cash Flow Statement

for the year ended 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties*	
2001 US$m	**2002 US$m**	Note		**2002 US$m**	2001 US$m
			Cash flows from operating activities		
194.3	**154.7**		Operating profit/(loss)	**(729.7)**	(337.5)
28.7	**32.1**	*3*	Depreciation and amortisation	**1.2**	5.2
–	**–**		Decrease in fair value of investment properties	**987.7**	598.5
72.1	**97.7**		Asset impairments and disposals	**25.3**	28.9
(0.7)	**(22.0)**		Increase in debtors, prepayments and others	**(22.0)**	(0.7)
(8.6)	**(0.9)**		Decrease in creditors and accruals	**(0.9)**	(8.6)
56.1	**29.5**		Interest received	**29.5**	56.1
(119.2)	**(88.8)**		Interest and other financing charges paid	**(88.8)**	(119.2)
(20.8)	**(11.5)**		Tax paid	**(11.5)**	(20.8)
–	**2.0**		Dividends received	**2.0**	–
201.9	**192.8**			**192.8**	201.9
			Cash flows from investing activities		
(21.4)	**(21.5)**		Major renovations expenditure	**(21.5)**	(21.4)
(76.5)	**(102.7)**		Developments capital expenditure	**(102.7)**	(76.5)
(112.6)	**(20.3)**		Investments in and loans to joint ventures	**(20.3)**	(112.6)
(7.9)	**(1.3)**		Purchase of other investments	**(1.3)**	(7.9)
6.4	**4.0**		Disposal of associates and other investments	**4.0**	6.4
(212.0)	**(141.8)**			**(141.8)**	(212.0)
			Cash flows from financing activities		
591.2	**–**		Net proceeds from issue of bonds	**–**	591.2
(474.0)	**(618.0)**		Repayment of secured bank loans	**(618.0)**	(474.0)
389.2	**751.9**		Drawdown of unsecured bank loans	**751.9**	389.2
(248.4)	**(5.8)**		Repayment of unsecured bank loans	**(5.8)**	(248.4)
(307.3)	**–**		Repayment of 4% convertible bonds	**–**	(307.3)
(64.1)	**–**		Repayment of 7.625% bonds	**–**	(64.1)
(214.5)	**(199.3)**		Dividends paid by the Company	**(199.3)**	(214.5)
(587.0)	**–**		Repurchase of ordinary shares	**–**	(587.0)
(914.9)	**(71.2)**			**(71.2)**	(914.9)
0.1	**0.6**		*Effect of exchange rate changes*	**0.6**	0.1
(924.9)	**(19.6)**		Net decrease in cash and cash equivalents	**(19.6)**	(924.9)
1,491.1	**566.2**		Cash and cash equivalents at 1st January	**566.2**	1,491.1
566.2	**546.6**	*24*	Cash and cash equivalents at 31st December	**546.6**	566.2
US¢	***US¢***			***US¢***	*US¢*
7.59	**7.70**	*25*	Cash flow per share	**7.70**	7.59

* The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 20.

Principal Accounting Policies

a. Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS'), including International Accounting Standards and interpretations issued by the International Accounting Standards Board. The Group has presented supplementary financial information prepared in accordance with IFRS as modified by revaluation of leasehold properties in addition to the IFRS financial statements.

i) **Financial statements prepared in accordance with IFRS**
The financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

ii) **Financial information prepared in accordance with IFRS as modified by revaluation of leasehold properties**
As explained in the 2001 annual financial statements, IFRS do not permit the valuation of leasehold interests in land. As a result, the Group is required to account for leasehold land in respect of investment and other properties at amortised cost in order to comply with IFRS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 16 to 19 prepared in accordance with IFRS as modified by revaluation of leasehold properties. Leasehold properties which are investment properties are stated at open market value determined annually by independent valuers. Changes in fair values of investment properties are recorded in the consolidated profit and loss account.

In view of the international nature of the Group's operations, the amounts shown in the financial statements are presented in United States Dollars.

b. Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, associates and joint ventures on the basis set out below.

i) **Subsidiaries**
Subsidiaries are companies over which the Group has control. Control is the power to govern the financial and operating policies of a company so as to obtain benefits from its activities. The results of subsidiaries are included or excluded from their effective dates of acquisition or disposal respectively.

All material intercompany transactions, balances and unrealised surpluses and deficits on transactions between group companies have been eliminated. Minority interests represent the proportion of the results and net assets of subsidiaries not attributable to the Group.

ii) Associates and joint ventures

Associates are companies, not being subsidiaries, over which the Group exercises significant influence.

Joint ventures are companies where the Group has a contractual arrangement with third parties to undertake an economic activity which is subject to joint control.

Associates and joint ventures are included on the equity basis of accounting. The results of associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively, and are based on their latest financial statements.

iii) Goodwill

Goodwill represents the difference between the cost of an acquisition and the fair value of the Group's share of the net assets of the acquired subsidiary, associate or joint venture at the effective date of acquisition. Goodwill on acquisitions occurring on or after 1st January 1995 is reported in the balance sheet as an intangible asset or included within associates and joint ventures, as appropriate, and is amortised using the straight line method over a period not exceeding twenty years. Goodwill on acquisitions which occurred prior to 1st January 1995 was taken directly to reserves. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down to its recoverable amount.

The profit or loss on disposal of subsidiaries, associates and joint ventures is calculated by reference to the net assets at the date of disposal including the attributable amount of goodwill which remains unamortised but does not include any attributable goodwill previously eliminated against reserves.

iv) Own shares

The cost of shares held in the Company by a wholly-owned subsidiary and dividends thereon are eliminated from shareholders' funds.

c. Foreign currencies

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates.

Assets and liabilities of subsidiaries, associates and joint ventures together with all other monetary assets and liabilities expressed in foreign currencies are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign subsidiaries, associates and joint ventures and of financial instruments which are designated as and are hedges of such investments, are taken directly to exchange reserve. On the disposal of these investments, such exchange differences are recognised in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

d. Properties

i) **Investment properties**
Investment properties are properties which are held to earn rental income for the long term.

As a result of an inability to estimate reliably the element of leasehold property values attributable to the building component, leasehold land and buildings are stated at cost after deduction of depreciation and amortisation set out in (f) and (g) below.

In the preparation of the supplementary financial information, properties are included in the balance sheet at their then open market value on the basis of an annual independent professional valuation. Changes in fair values of investment properties are recorded in the consolidated profit and loss account.

The cost of maintenance, repairs and minor equipment is charged to income as incurred; the cost of major renovations and improvements is capitalised.

ii) **Other properties**
Other properties are stated at cost after deduction of depreciation set out in (f) below and provisions for impairment.

iii) **Properties held for sale**
Properties held for sale are shown at the lower of cost and net realisable value.

e. Investments

i) Other non-current investments which are available for sale are shown at fair value. Gains and losses arising from changes in the fair value of non-current investments are dealt with in reserves. On the disposal of a non-current investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognised in reserves is included in the consolidated profit and loss account.

Results of investments are included to the extent of dividends received.

ii) Liquid investments which are readily convertible to known amounts of cash are included in bank balances and other liquid funds and are stated at market value. Increases or decreases in market value are dealt with in the consolidated profit and loss account.

f. Depreciation

Depreciation is calculated on the straight line basis at annual rates estimated to write off the cost of each asset over its estimated useful life. The principal rates in use are as follows:

Building	2%
Other assets	15–33⅓%

In the presentation of supplementary financial information, leasehold investment properties are accounted for as investment properties and accordingly no depreciation is provided.

g. Leasehold land payments

Leasehold land payments are up-front payments to acquire long-term interests in property. These payments are stated at cost and amortised over the period of lease.

h. Debtors

Trade debtors are carried at anticipated realisable value. An estimate is made for doubtful debts based on a review of all outstanding amounts on a regular basis. Bad debts are written off during the year in which *they are identified.*

i. Cash and cash equivalents

For the purpose of cash flow statement, cash and cash equivalents comprise bank balances and other liquid funds, net of bank overdrafts.

In the balance sheet, bank overdrafts are included in borrowings under current liabilities.

j. Deferred tax

Deferred tax is provided, using the liability method, in respect of all temporary differences between the tax bases of assets and liabilities and their carrying values.

Provision for withholding tax which could arise on the remittance of retained earnings is only made where there is a current intention to remit such earnings.

Deferred tax assets relating to carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

k. Pensions

The Group operates defined benefit and defined contribution schemes, the assets of which are held in separate trustee administered funds. For the defined benefit scheme, pension costs are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account so as to spread the regular cost over the service lives of employees in accordance with an annual independent professional actuarial valuation. The plan assets are measured at fair value and the pension obligations are measured as the present value of the estimated future cash flows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognised in the consolidated profit and loss account over the expected average remaining service lives of the participating employees.

The defined contribution scheme includes a death benefit based on final salary which is funded by the Group. The Group's contributions to the defined contribution scheme and the insurance costs to cover the death benefit are charged to the consolidated profit and loss account in the year to which they relate.

I. Derivative financial instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognised in the balance sheet at cost on the trade date and subsequently are re-measured at their fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognised asset or liability (fair value hedge), a hedge of a forecasted transaction or of a firm commitment (cash flow hedge) or a hedge of net investments in foreign entity.

i) Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

ii) Cash flow hedge
Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in the hedging reserve. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in the hedging reserve are transferred from hedging reserve and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in the hedging reserve are transferred to the consolidated profit and loss account and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account.

iii) Hedges of net investments in foreign entities
Hedges of net investments in foreign entities are accounted for on a similar basis to that used for cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in exchange reserve; the gain or loss relating to the ineffective portion is recognised immediately in the consolidated profit and loss account.

However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on the translation of the instrument that hedges such an investment (including any ineffective portion of the hedge) are recognised in exchange reserve.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the consolidated profit and loss account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserve at that time remains in hedging reserve until the committed or forecasted transaction occurs. At that time the cumulative gain or loss is transferred from hedging reserve and included in the initial measurement of the cost of the asset and liability, or recognised in the consolidated profit and loss account, as appropriate. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserve is immediately transferred to the consolidated profit and loss account.

m. Dividends

Dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date.

n. Revenue

Revenue includes gross rental income, service and management charges from properties and income from property trading. Receipts under operating leases are accounted for on an accrual basis over the lease terms.

o. Borrowings and borrowing costs

Borrowings are initially stated at the amount of the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated either at amortised cost using the effective yield method or at fair value when accounting for fair value hedge set out in (l) above applies.

Borrowing costs relating to major development projects are capitalised until the asset is substantially completed. The capitalisation rate is arrived at by reference to the actual rate payable on borrowings for development purposes or, with regard to that part of the development cost financed out of general funds, to the average rate. Capitalised borrowing costs are included as part of the cost of the asset. All other borrowing costs are expensed as incurred.

Notes to the Financial Statements

prepared in accordance with International Financial Reporting Standards

1 Revenue

	2002 US$m	2001 US$m
By business		
Property		
Rental income	**336.4**	336.9
Service and management charges	**60.2**	59.6
	396.6	396.5
By geographical area		
Hong Kong	**378.3**	378.8
Southeast Asia	**18.3**	17.7
	396.6	396.5

The Group's principal business activity is property, comprising investment, management and development for long-term investment and trading in Asia with a major portfolio in Hong Kong. It also has infrastructure interests in a container terminal, a logistics centre, a toll road and water projects in the Region through joint ventures.

Total contingent rents included in rental income amounted to US$1.7 million (2001: US$2.1 million).

	2002 US$m	2001 US$m
The future minimum rental payments receivable under non-cancellable leases are as follows:		
Within one year	**258.8**	282.2
Between two and five years	**268.4**	323.4
Beyond five years	**5.8**	6.3
	533.0	611.9

Generally the Group's operating leases are for terms of three years or more.

2 Asset impairments and disposals

	Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties			
	2002		2001		**2002**		2001	
	Gross US$m	**Net US$m**	Gross US$m	Net US$m	**Gross US$m**	**Net US$m**	Gross US$m	Net US$m
Impairment provisions on properties	**(72.4)**	**(72.4)**	(43.2)	(43.2)	**–**	**–**	–	–
Other assets provisions	**(50.5)**	**(50.5)**	(31.3)	(31.3)	**(50.5)**	**(50.5)**	(31.3)	(31.3)
Profit on disposal of associates and other investments	**25.2**	**25.2**	2.4	2.4	**25.2**	**25.2**	2.4	2.4
	(97.7)	**(97.7)**	(72.1)	(72.1)	**(25.3)**	**(25.3)**	(28.9)	(28.9)
By business								
Property	**(74.6)**	**(74.6)**	(44.5)	(44.5)	**(2.2)**	**(2.2)**	(1.3)	(1.3)
Infrastructure	**(46.1)**	**(46.1)**	(30.0)	(30.0)	**(46.1)**	**(46.1)**	(30.0)	(30.0)
Corporate	**23.0**	**23.0**	2.4	2.4	**23.0**	**23.0**	2.4	2.4
	(97.7)	**(97.7)**	(72.1)	(72.1)	**(25.3)**	**(25.3)**	(28.9)	(28.9)

Gross asset impairments and disposals are shown before net financing charges and tax. Net asset impairments and disposals are shown after net financing charges, tax and minority interests.

3 Operating profit

	2002 US$m	2001 US$m
By business		
Property	**274.0**	287.2
Infrastructure	**(1.4)**	(1.8)
Corporate	**(20.2)**	(19.0)
	252.4	266.4
Asset impairments and disposals (see Note 2)	**(97.7)**	(72.1)
	154.7	194.3

The following items have been charged in arriving at operating profit:

	2002 US$m	2001 US$m
Depreciation and amortisation		
Tangible assets (see Note 9)	**26.4**	22.6
Leasehold land payments (see Note 10)	**5.7**	6.1
	32.1	28.7
Directors' remuneration	**1.7**	1.7
Staff costs		
Salaries and benefits in kind	**34.1**	33.2
Defined contribution pension scheme (see Note 14)	**1.7**	1.5
Defined benefit pension scheme (see Note 14)	**1.1**	0.8
	36.9	35.5

The number of employees at 31st December 2002 was 749 (2001: 708).

4 Net financing charges

	2002 US$m	2001 US$m
Interest payable on		
Bank loans and overdrafts	**(69.6)**	(83.0)
Other borrowings	**(18.8)**	(22.6)
Total interest payable	**(88.4)**	(105.6)
Interest receivable	**27.8**	54.4
Net interest payable	**(60.6)**	(51.2)
Interest capitalised	**3.3**	5.5
Net interest	**(57.3)**	(45.7)
Commitment and other fees	**(7.5)**	(6.0)
	(64.8)	(51.7)

5 Share of results of associates and joint ventures

	2002 US$m	2001 US$m
By business		
Property	**(2.1)**	(0.9)
Infrastructure	**(0.3)**	0.3
Corporate	**0.5**	0.4
	(1.9)	(0.2)

6 Tax

	2002 US$m	2001 US$m
Company and subsidiaries		
Current tax	**23.1**	24.0
Deferred tax	**3.6**	1.7
	26.7	25.7
Associates and joint ventures		
Current tax	**0.5**	0.6
	27.2	26.3
By geographical area		
Hong Kong	**26.8**	25.9
Mainland China	**0.3**	0.4
Southeast Asia	**0.1**	–
	27.2	26.3
Reconciliation of tax and profit		
Tax at applicable tax rate	**(2.7)**	7.5
Asset impairments and disposals not deductible or taxable in determining taxable profit	**29.1**	19.2
Expenses not deductible in determining taxable profit	**0.4**	1.6
Other income not subject to tax	**(2.5)**	(3.6)
Losses not recognised	**1.3**	1.6
Other	**1.6**	–
	27.2	26.3

Tax on profits is provided at the rates of taxation prevailing in the territories in which the Group operates.

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

7 Net profit

The difference between net profit as shown in the financial statements prepared in accordance with IFRS and net loss as shown in the supplementary financial information is reconciled as follows:

	2002 US$m	2001 US$m
Net profit as shown in financial statements	**60.7**	116.0
Depreciation of investment properties	**26.1**	18.2
Amortisation of leasehold land payments	**6.6**	6.6
Revaluation of leasehold properties net of impairment	**(919.3)**	(557.1)
Deferred tax	**0.3**	0.3
Net loss as shown in supplementary financial information	**(825.6)**	(416.0)

8 Earnings per share

Earnings per share are calculated on net profit of US$60.7 million (2001: US$116.0 million) and on the weighted average number of 2,225.6 million (2001: 2,379.1 million) shares in issue during the year, which excludes 69.6 million shares in the Company held by a wholly-owned subsidiary (see Note 21).

Earnings per share reflecting the revaluation of leasehold properties are calculated on net loss of US$825.6 million (2001: loss of US$416.0 million) as shown in the supplementary financial information.

Additional earnings per share are also calculated based on underlying net profit. The difference between underlying net profit and net profit is reconciled as follows:

	Prepared in accordance with IFRS		Prepared in accordance with IFRS as modified by revaluation of leasehold properties	
	2002 US$m	2001 US$m	2002 US$m	2001 US$m
Net profit/(loss)	**60.7**	116.0	**(825.6)**	(416.0)
Revaluation of leasehold properties	**–**	–	**992.7**	599.8
Asset impairments and disposals	**98.8**	72.1	**25.3**	28.9
Underlying net profit	**159.5**	188.1	**192.4**	212.7

9 Tangible assets

	Investment properties Developed US$m	Under development US$m	Other properties US$m	Other assets US$m	Total US$m
2002					
Net book value at 1st January	**638.7**	**175.4**	**2.1**	**2.9**	**819.1**
Exchange rate adjustments	**8.0**	–	–	–	**8.0**
Additions	**25.3**	**93.1**	–	**0.3**	**118.7**
Depreciation	**(25.4)**	–	–	**(1.0)**	**(26.4)**
Transfer	**268.5**	**(268.5)**	–	–	–
Release of contingency	**(3.7)**	–	–	–	**(3.7)**
Net book value at 31st December	**911.4**	–	**2.1**	**2.2**	**915.7**
Cost less provisions	**1,243.9**	–	**3.6**	**7.1**	**1,254.6**
Cumulative depreciation	**(332.5)**	–	**(1.5)**	**(4.9)**	**(338.9)**
	911.4	–	**2.1**	**2.2**	**915.7**
2001					
Net book value at 1st January	627.6	107.6	2.9	3.1	741.2
Exchange rate adjustments	(8.5)	–	–	–	(8.5)
Additions	47.6	67.8	–	0.7	116.1
Depreciation	(21.6)	–	(0.1)	(0.9)	(22.6)
Transfer	–	–	(0.7)	–	(0.7)
Release of contingency	(6.4)	–	–	–	(6.4)
Net book value at 31st December	638.7	175.4	2.1	2.9	819.1
Cost less provisions	945.6	175.4	3.6	7.1	1,131.7
Cumulative depreciation	(306.9)	–	(1.5)	(4.2)	(312.6)
	638.7	175.4	2.1	2.9	819.1

9 Tangible assets continued

	2002 US$m	2001 US$m
Analysis of additions by business		
Property	**118.4**	115.4
Corporate	**0.3**	0.7
	118.7	116.1
Analysis of additions by geographical area		
Hong Kong	**118.7**	116.0
Southeast Asia	–	0.1
	118.7	116.1
Analysis of depreciation by business		
Property	**25.4**	21.7
Corporate	**1.0**	0.9
	26.4	22.6

The difference between investment properties as shown in the financial statements prepared in accordance with IFRS and investment properties as shown in the supplementary financial information is reconciled as follows:

	2002			2001		
	Developed US$m	**Under development US$m**	**Total US$m**	Developed US$m	Under development US$m	Total US$m
Investment properties as shown in financial statements	**911.4**	–	**911.4**	638.7	175.4	814.1
Leasehold land payments (see Note 10)	**658.2**	–	**658.2**	728.6	0.4	729.0
	1,569.6	–	**1,569.6**	1,367.3	175.8	1,543.1
Revaluation surplus	**4,680.2**	–	**4,680.2**	5,040.5	523.4	5,563.9
Investment properties as shown in supplementary financial information	**6,249.8**	–	**6.249.8**	6,407.8	699.2	7,107.0

Under generally accepted accounting practice in the territories in which the Group has significant leasehold interests, properties were revalued at 31st December 2002 by Jones Lang LaSalle Ltd at US$6,249.8 million (2001 held under long leases: US$7,076.3 million), and as a result, a deficit of US$987.7 million (2001: deficit of US$598.5 million) has been taken to the consolidated profit and loss account in the supplementary financial information. A copy of the report of the valuers is set out on page 50.

All the Group's investment properties are held under leases with unexpired lease term of more than 20 years except for The Hong Kong Club Building, which is held under a sub-lease.

Certain investment properties are under mortgage to various banks as shown in Note 18. Details concerning all of the Group's investment properties are set out on page 51.

10 Leasehold land payments

	2002 US$m	2001 US$m
Net book value at 1st January	**737.6**	798.2
Exchange rate adjustments	**7.5**	(10.6)
Amortisation	**(5.7)**	(6.1)
Impairment	**(72.7)**	(42.7)
Transfer	**–**	(1.2)
Net book value at 31st December	**666.7**	737.6
By nature		
Investment properties	**658.2**	729.0
Other properties	**8.5**	8.6
	666.7	737.6

11 Associates and joint ventures

	2002 US$m	2001 US$m
Unlisted associate	**–**	106.4
Joint ventures		
Share of attributable net assets	**42.5**	74.5
Net amounts due from joint ventures	**184.8**	175.5
	227.3	250.0
	227.3	356.4

The Group's share of assets and liabilities of the joint ventures are as follows:

	2002 US$m	2001 US$m
Tangible assets	**286.1**	270.7
Other long-term assets	**27.4**	43.0
Current assets	**40.1**	52.7
Current liabilities	**(46.6)**	(34.5)
Long-term liabilities	**(79.6)**	(64.3)
Minority interests	**(0.1)**	(17.6)
	227.3	250.0

The unlisted associate was disposed of during the year at a profit of US$23.0 million.

12 Other investments

	2002 US$m	2001 US$m
Unlisted investments	**3.7**	17.4

Unlisted investments have been valued by reference to the underlying investments or using discounted cash flow analyses.

13 Deferred tax assets

Deferred tax assets of US$9.3 million (2001: US$9.0 million) arising from unused tax losses of US$56.2 million (2001: US$54.3 million) have not been recognised.

14 Pension assets

The Group operates defined benefit and defined contribution schemes, the assets of which are held in separate trustee administered funds.

Defined contribution scheme

The defined contribution scheme includes a death benefit based on final salary. The death benefit is covered separately by an insurance policy taken out by the Group.

	2002 US$m	2001 US$m
The amounts recognised in the consolidated profit and loss account are as follows:		
Contributions to the scheme	**1.6**	1.4
Costs of death and disability benefits	**0.1**	0.1
	1.7	1.5

Defined benefit scheme

The defined benefit scheme which is a final salary and funded plan is valued annually by an independent qualified actuary using the projected unit credit method.

	2002 US$m	2001 US$m
The amounts recognised in the consolidated profit and loss account are as follows:		
Current service cost	**1.6**	1.5
Interest cost	**1.1**	1.1
Expected return on plan assets	**(1.6)**	(1.8)
Expense recognised	**1.1**	0.8
Actual deficit on plan assets	**2.4**	2.9
The amounts recognised in the consolidated balance sheet are as follows:		
Fair value of plan assets	**18.2**	22.9
Present value of pension obligations	**(16.3)**	(15.6)
	1.9	7.3
Unrecognised actuarial losses	**7.5**	2.1
Pension assets	**9.4**	9.4

14 Pension assets continued

	2002 US$m	2001 US$m
Movements in pension assets recognised in the consolidated balance sheet are as follows:		
At 1st January	**9.4**	9.4
Expense recognised in the consolidated profit and loss account	**(1.1)**	(0.8)
Contributions paid	**1.1**	0.8
At 31st December	**9.4**	9.4

	2002 %	2001 %
The principal actuarial assumptions are as follows:		
Discount rate applicable to pension obligations	**6.0**	7.5
Expected return on plan assets	**7.0**	7.0
Future salary increases	**6.0**	6.0

The pension plan assets do not include any ordinary shares of the Company (2001: Nil).

15 Debtors, prepayments and others

	2002 US$m	2001 US$m
Stocks and stores	**0.4**	0.4
Trade debtors	**11.4**	10.5
Interest rate swaps	**105.2**	18.0
Prepayments	**44.0**	25.3
Other	**79.9**	2.0
	240.9	56.2

Included in other debtors is an amount of US$58.7 million due from a subsidiary undertaking of Jardine Strategic Holdings Limited.

16 Bank balances and other liquid funds

	2002 US$m	2001 US$m
Bank balances	**446.5**	361.6
Liquid investments	**104.1**	207.0
	550.6	568.6

The average fixed interest rate on bank balances of US$297.6 million (2001: US$257.7 million) is 6.2% (2001: 6.2%).

Bank balances included an amount of US$16.2 million (2001: US$16.8 million) subject to collateralised arrangements.

17 Creditors and accruals

	2002 US$m	2001 US$m
Trade creditors	**77.9**	80.0
Tenants' deposits	**61.9**	62.9
Interest rate swaps	**55.8**	35.9
Other	**23.5**	30.8
	219.1	209.6

18 Borrowings

	2002 US$m	2001 US$m
Current		
Bank overdrafts	**4.0**	2.4
Short-term borrowings	**38.5**	38.4
Current portion of long-term borrowings	**25.6**	461.7
	68.1	502.5
Long-term borrowings		
Bank loans	**1,389.0**	810.5
7% bonds – 2001/2011	**685.6**	596.1
	2,074.6	1,406.6
	2,142.7	1,909.1
Secured	**264.8**	883.0
Unsecured	**1,877.9**	1,026.1
	2,142.7	1,909.1
Due dates of repayment		
Beyond five years	**1,019.0**	634.5
Between two and five years	**912.6**	748.3
Between one and two years	**143.0**	23.8
Within one year	**68.1**	502.5
	2,142.7	1,909.1

18 Borrowings continued

	Fixed rate borrowings				
	Weighted average interest rates %	Weighted average period outstanding Years	US$m	Floating rate borrowings US$m	Total US$m
By currency					
2002					
Hong Kong Dollar	**4.7**	**1.6**	**932.1**	**873.2**	**1,805.3**
Singapore Dollar	**2.1**	**1.0**	**121.1**	**154.5**	**275.6**
United States Dollar	**2.2**	**–**	**–**	**61.1**	**61.1**
Vietnamese Dong	**8.3**	**–**	**–**	**0.7**	**0.7**
			1,053.2	**1,089.5**	**2,142.7**
2001					
Hong Kong Dollar	4.9	2.4	829.7	859.3	1,689.0
Singapore Dollar	2.3	1.8	27.0	189.1	216.1
United States Dollar	4.4	–	–	3.3	3.3
Vietnamese Dong	7.8	–	–	0.7	0.7
			856.7	1,052.4	1,909.1

The 7% bonds due 2011, which are listed on the Luxembourg Stock Exchange, were swapped into Hong Kong Dollar floating rate borrowings.

The carrying amounts of borrowings approximated their fair value. The fair value of long-term borrowings is estimated using the expected future payments discounted at market interest rates prevailing at the year end.

Mortgages have been granted over certain properties of total open market value at 31st December 2002 of US$1,666.0 million (2001: US$1,890.6 million) as security in respect of the Group's secured bank loans.

19 Deferred tax liabilities

	2002 US$m	2001 US$m
Accelerated capital allowances	**11.1**	9.0
Other temporary differences	**3.1**	3.7
	14.2	12.7

20 Net operating assets

	Operating assets US$m	Operating liabilities US$m	Associates & joint ventures US$m	Other assets US$m	Other liabilities US$m	Total US$m
By business						
2002						
Property	**1,680.1**	**(134.1)**	**170.0**	**27.3**	**(2,192.3)**	**(449.0)**
Infrastructure	**–**	**(2.9)**	**57.3**	**–**	**–**	**54.4**
Corporate	**–**	**–**	**–**	**728.6**	**(73.6)**	**655.0**
	1,680.1	**(137.0)**	**227.3**	**755.9**	**(2,265.9)**	**260.4**
2001						
Property	1,629.3	(149.0)	166.8	117.4	(1,944.0)	(179.5)
Infrastructure	–	–	83.2	11.5	–	94.7
Corporate	–	–	106.4	497.5	(53.4)	550.5
	1,629.3	(149.0)	356.4	626.4	(1,997.4)	465.7

Analysis of operating assets by geographical area

	2002 US$m	2001 US$m
Hong Kong	**1,455.8**	1,366.0
Southeast Asia	**224.3**	263.3
	1,680.1	1,629.3

Operating assets and liabilities are those employed in and resulting from the operating activities of a business or in a geographical location.

Associates and joint ventures include share of attributable net assets and unamortised goodwill on acquisition.

Other assets and liabilities include other investments, tax assets and liabilities, interest receivable and payable, cash and cash equivalents, and borrowings.

21 Share capital

	Ordinary shares in millions 2002	Ordinary shares in millions 2001	2002 US$m	2001 US$m
Authorised				
Shares of US$0.10 each	**4,000.0**	4,000.0	**400.0**	400.0
Issued and fully paid				
At 1st January	**2,295.2**	2,460.9	**229.5**	246.1
Repurchased and cancelled	**–**	(165.7)	**–**	(16.6)
At 31st December	**2,295.2**	2,295.2	**229.5**	229.5

69.6 million of the issued ordinary shares are held by a wholly-owned subsidiary, which acquired such shares in 1989 at a cost of US$77.7 million.

In December 2001, the Company repurchased 165.7 million ordinary shares at a cost of US$294.9 million.

22 Revenue and other reserves

	Revenue reserves US$m	Hedging reserve US$m	Exchange reserve US$m	Total US$m
2002				
At 1st January	**395.1**	**(22.9)**	**(58.6)**	**313.6**
Net exchange translation differences				
– amount arising in the year	–	–	**25.8**	**25.8**
– transfer to consolidated profit and loss account	–	–	**3.1**	**3.1**
Revaluation of other investments				
– fair value gains	**14.2**	–	–	**14.2**
– transfer to consolidated profit and loss account	**(87.2)**	–	–	**(87.2)**
Cash flow hedges				
– fair value losses	–	**(46.2)**	–	**(46.2)**
– transfer to consolidated profit and loss account	–	**24.6**	–	**24.6**
Net profit	**60.7**	–	–	**60.7**
Dividends (see Note 23)	**(200.3)**	–	–	**(200.3)**
At 31st December	**182.5**	**(44.5)**	**(29.7)**	**108.3**
of which:				
Associates and joint ventures	**(0.2)**	–	–	**(0.2)**
2001				
At 1st January	858.5	(15.9)	(36.2)	806.4
Net exchange translation differences				
– amount arising in the year	–	–	(22.4)	(22.4)
Revaluation of other investments				
– fair value losses	(83.5)	–	–	(83.5)
– transfer to consolidated profit and loss account	(2.4)	–	–	(2.4)
Cash flow hedges				
– fair value losses	–	(18.1)	–	(18.1)
– transfer to consolidated profit and loss account	–	11.1	–	11.1
Net profit	116.0	–	–	116.0
Dividends (see Note 23)	(215.2)	–	–	(215.2)
Repurchase of ordinary shares	(278.3)	–	–	(278.3)
At 31st December	395.1	(22.9)	(58.6)	313.6
of which:				
Associates and joint ventures	73.7	–	11.2	84.9

The analysis of the Company's reserves is shown in Note 30.

23 Dividends

	2002 US$m	2001 US$m
Final dividend in respect of 2001 of US¢5.50 (2000: US¢5.50) per share	**122.4**	131.5
Interim dividend in respect of 2002 of US¢3.50 (2001: US¢3.50) per share	**77.9**	83.7
	200.3	215.2

A final dividend in respect of 2002 of US¢4.00 (2001: US¢5.50) per share amounting to a total of US$89.0 million (2001: US$122.4 million) is proposed by the Board. The dividend proposed is not accounted for until it has been approved at the Annual General Meeting. The amount will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2003.

24 Cash and cash equivalents

	2002 US$m	2001 US$m
Bank balances and other liquid funds (see Note 16)	**550.6**	568.6
Bank overdrafts (see Note 18)	**(4.0)**	(2.4)
	546.6	566.2

25 Cash flow per share

Cash flow per share is based on cash flows from operating activities less major renovations expenditure amounting to US$171.3 million (2001: US$180.5 million) and is calculated on the weighted average number of 2,225.6 million (2001: 2,379.1 million) shares in issue during the year, which excludes 69.6 million shares in the Company held by a wholly-owned subsidiary (see Note 21).

26 Financial instruments

The Company and its subsidiaries manage their exposure to financial risks using a variety of techniques and instruments including derivatives. Speculative transactions are strictly prohibited.

Foreign exchange risk

Foreign currency transactional exposures are covered on a consistent basis by forward contracts where feasible and cost effective. For investments in foreign subsidiaries, associates and joint ventures, where the currency concerned is anticipated to be volatile and where the exposure of the Group is material, assets are partially hedged for management of balance sheet translation risk.

Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps.

Liquidity and funding risk

The Group's ability to fund prospective investment opportunities and existing debt requirements is achieved by maintaining surplus cash and the availability of adequate committed funding lines from high quality financial institutions.

26 Financial instruments continued

Counterparty risk

The Group's ownership of financial assets and management of financial transactions involve the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

The net fair values of derivative financial instruments at 31st December were as follows:

	2002		2001	
	Positive fair value US$m	**Negative fair value US$m**	Positive fair value US$m	Negative fair value US$m
Designated as cash flow hedges				
– Interest rate swaps	**11.3**	**55.8**	13.0	35.9
Designated as fair value hedges				
– Interest rate swaps	**93.9**	**–**	5.0	–
Designated as economic hedges of net investment in foreign entities				
– Forward foreign exchange contracts	**0.5**	**–**	–	–

The fair value of interest rate swap is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using foreign exchange market rates at the balance sheet date.

Forward foreign exchange contracts

The contract amounts of the outstanding forward foreign exchange contracts at 31st December 2002 were US$546.2 million (2001: US$20.0 million).

Interest rate swaps

The notional principal amounts of the outstanding interest rate swaps contracts at 31st December 2002 were US$1,976.4 million (2001: US$1,754.3 million).

	2002 US$m	2001 US$m
The due dates of interest rate swaps at 31st December were as follows:		
Beyond five years	**38.5**	638.4
Between one and five years	**1,378.0**	1,099.7
Within one year	**559.9**	16.2
	1,976.4	1,754.3

At 31st December 2002, the fixed interest rates relating to interest rate swaps varied from 1.85% to 8.78% (2001: 3.41% to 8.78%).

27 Capital commitments

	2002			2001		
	Contracted not provided US$m	**Authorised not contracted US$m**	**Total US$m**	Contracted not provided US$m	Authorised not contracted US$m	Total US$m
Capital expenditure	**46.9**	**255.1**	**302.0**	127.6	352.1	479.7
Contribution to joint ventures	**–**	**132.4**	**132.4**	–	159.4	159.4
	46.9	**387.5**	**434.4**	127.6	511.5	639.1

28 Contingent liabilities

	2002 US$m	2001 US$m
Guarantees in respect of		
– facilities made available to joint ventures	**30.1**	–
– Container Terminal 9 development in Hong Kong	**78.1**	93.3

29 Related party transactions

The Group has entered into a variety of transactions with the subsidiary undertakings of Jardine Matheson Holdings Limited ('Jardine Matheson group members'). The most significant of these transactions are as follows:

Management fee

The management fee payable by the Group under an agreement entered into in 1995 to Jardine Matheson Limited was US$0.9 million (2001: US$1.1 million), being 0.5% per annum of the Group's underlying net profit in consideration for management consultancy services provided by Jardine Matheson Limited, a wholly-owned subsidiary of Jardine Matheson Holdings Limited.

Property and other services

The Group rented properties to Jardine Matheson group members. Gross rents on such properties in 2002 amounted to US$4.3 million (2001: US$4.8 million).

Jardine Matheson group members provided property maintenance and other services to the Group in 2002 in aggregate amounting to US$21.1 million (2001: US$21.9 million).

30 Summarised balance sheet of the Company

Included below is certain summarised balance sheet information of the Company disclosed in accordance with Bermuda law.

	2002 US$m	2001 US$m
Net operating assets		
Investments at cost		
Unlisted shares in subsidiaries	**4,481.6**	4,481.6
Net amounts due to subsidiaries	**(860.8)**	(804.7)
	3,620.8	3,676.9
Creditors and other accruals	**(11.5)**	(10.5)
	3,609.3	3,666.4
Capital employed		
Share capital (see Note 21)	**229.5**	229.5
Revenue and other reserves		
Contributed surplus	**2,364.7**	2,364.7
Revenue reserves	**1,015.1**	1,072.2
	3,379.8	3,436.9
Shareholders' funds	**3,609.3**	3,666.4

Subsidiaries are shown at cost less amounts provided.

The contributed surplus was set up on the formation of the Company in 1989 and, under the Bye-Laws of the Company, is distributable.

31 Principal subsidiaries, associates and joint ventures

The principal subsidiaries, associates and joint ventures of the Group at 31st December 2002 are set out below.

	Effective holding %	Issued share capital		Main activities	Country of incorporation
Subsidiaries					
Hongkong Land China Holdings Limited	100 *	US$	200,000,000	Investment holding	Bermuda
Hongkong Land Limited	100 *	US$	12,000	Group management	Bermuda
Hongkong Land International Holdings Limited	100 *	US$	200,000,000	Investment holding	Bermuda
Hongkong Land Infrastructure Holdings Limited	100 *	US$	12,000	Investment holding	Bermuda
The Hongkong Land Company, Limited	100	HK$	1,293,180,006	Property investment	Hong Kong
The Hongkong Land Property Company, Limited	100	HK$	200	Property investment	Hong Kong
HKL (Chater House) Limited	100	HK$	1,500,000	Property investment	Hong Kong
HKL (Esplanade) Pte Limited	100	Ord. S$ Pref. S$	150,000,000 21,000	Property investment	Singapore
HKL (Prince's Building) Limited	100	HK$	200	Property investment	Hong Kong
Foundasia (HK) Limited	100	HK$	1,000	Property investment	Hong Kong
Mulberry Land Company Limited	100	HK$	200	Property investment	Hong Kong
The Hongkong Land Finance (Cayman Islands) Company Limited	100	US$	2	Finance	Cayman Islands
Associates and joint ventures					
Asia Container Terminals Limited	28.5	HK$	1,000	Container terminal	Hong Kong
Beijing Premium Real Estate Limited	40	US$	12,000,000	Property development	Mainland China
Grosvenor Land Property Fund Limited	21.4	Ord.US$ Pref.US$	28,000 100	Property investment	Bermuda
King Kok Investment Limited	35	US$	10,000	Property investment	Mauritius
Normelle Estates Limited	50	HK$	10,000	Property investment	Hong Kong
One Raffles Quay Pte Limited (formerly One Marina Boulevard Pte Limited)	33.33	S$	6	Property development	Singapore
Tradeport Hong Kong Limited	37.5	HK$	400	Logistics centre	Hong Kong

* Owned directly

All effective holdings are unchanged from 2001 except for Tradeport Hong Kong Limited which was 30% held as of 31st December 2001.

Independent Auditors' Report

To the members of Hongkong Land Holdings Limited

We have audited the financial statements on pages 16 to 43 of Hongkong Land Holdings Limited and its subsidiaries ('The Group'). These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with section 90 of the Bermuda Companies Act and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the financial position of the Group as at 31st December 2002, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards and comply with the Bermuda Companies Act.

Our audit was conducted for the purpose of forming an opinion on the financial statements. The supplementary financial information (being that described as 'prepared in accordance with IFRS as modified by revaluation of leasehold properties') shown on pages 16 to 43 is presented for purposes of additional analysis and is not part of the financial statements prepared in accordance with International Financial Reporting Standards. The supplementary financial information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion has been properly prepared in accordance with the basis set out on page 20.

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH
United Kingdom
25th February 2003

Corporate Governance

Directors' Responsibilities in respect of the Financial Statements

The Directors are required under the Bermuda Companies Act 1981 to prepare financial statements for each financial year and to present them annually to the Company's shareholders at the Annual General Meeting.

The financial statements, prepared in accordance with International Financial Reporting Standards ('IFRS'), must give a true and fair view of the state of affairs of the Company and the Group at the end of the financial year, and of the profit or loss and cash flows for the year then ended.

The Directors consider that suitable accounting policies, applied on a consistent basis and supported by prudent and reasonable judgements and estimates, have been selected in preparing the financial statements and that applicable accounting standards have been followed. Supplementary financial information, described as being 'prepared in accordance with IFRS as modified by revaluation of leasehold properties', has been presented by the Directors and reviewed and commented upon by the external auditors. The supplementary financial information is intended to provide shareholders with a more meaningful presentation of the Group's financial performance (also refer to the Financial Review on page 10).

It is also the responsibility of the Directors to ensure proper accounting records are maintained and to take reasonable steps to safeguard the assets of the Group as well as to prevent and detect fraud and other irregularities.

Financial and Other Internal Controls

The Board is responsible for maintaining a system of internal financial control designed to enable the Directors to monitor the Group's overall financial position, to help protect its assets and to give reasonable, but not absolute, assurance against material financial misstatement or loss.

Hongkong Land's policy on commercial conduct underpins the Group's internal financial control process. The policy is set out in a published 'Code of Conduct' which covers business ethics, compliance with local legislation and accounting requirements. The Code of Conduct is reinforced and monitored by an annual compliance certification process.

The Board maintains control and direction over strategic, financial, organisational and compliance issues, and has in place an organisational structure with defined lines of responsibility and delegation of authority. There are established policies and procedures for financial planning and budgeting; for information and reporting systems; and for monitoring the Group's operations and performance. The information systems in place are designed to ensure that the financial information reported is reliable and up to date.

The Board has delegated to executive management the implementation of the systems of internal financial control. These systems are monitored by an internal audit function which reports its findings and recommendations for any corrective action required to the Audit Committee of Hongkong Land Limited.

The systems of internal control include:

- An ongoing process of reviewing internal controls and evaluating risks faced by the Group.
- Approval by the Board of annual revenue, expenditure and investment budgets.
- Regular consideration by the Board of performance to date compared with budgets and year-end forecasts.
- Clearly defined capital investment guidelines and procedures set by the Board.
- Regular reporting of fiscal, legal and accounting developments to the Audit Committee and the Board.
- Post event reviews of major investments by the executive management.

Prior to completion and announcement of the half-year and year-end results, a detailed analysis of the Company's financial information is reviewed by the Audit Committee with the executive management and a report is received from the external auditors on the audit process. The external auditors also have access to the full Board, in addition to the Chief Executive and other executive Directors.

The Audit Committee keeps under review the nature, scope and results of the external audit and the audits conducted by the internal audit department. The independence and objectivity of the external auditors is also considered on a regular basis.

Directors' Interests

At 31st December 2002, the Directors of the Company had the following beneficial interests in the ordinary shares of the Company:

Simon Keswick	74,521
Percy Weatherall	70,000
Nicholas Sallnow-Smith	10,000
Charles Allen-Jones	10,000
George Ho	716,337
Sir Yuet-Keung Kan	1,000
Brian Keelan	100,000
R C Kwok	217,964
Kenneth Lo	801,865

In addition, on 1st January 2003, the date of his appointment, Dr Richard Lee had a beneficial interest in 2,238,685 ordinary shares and a non-beneficial interest in 2,769,442 ordinary shares of the Company.

Save as disclosed, there were no changes in the above interests between the end of the financial year and 7th March 2003.

Directors' Appointments, Remuneration and Service Contracts

On 1st January 2003, Dr Richard Lee was appointed as a Director of the Company. In accordance with Bye-Law 85, Sir Yuet-Keung Kan, R C Kwok and C G R Leach retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. In accordance with Bye-Law 92, Dr Richard Lee will also retire and, being eligible, offers himself for re-election. None of the Directors proposed for re-election has a service contract with any Group company which has a notice or contract period of one or more years or which provides for compensation on termination of an amount which equals or exceeds one year's salary and benefits in kind.

For the year ended 31st December 2002, the Directors received remuneration and benefits in kind payable by the Group which amounted to US$1.7 million (2001: US$1.7 million).

Substantial Shareholders

The Company has been informed pursuant to the share interest disclosure obligations incorporated in Part XVII of the statutory Bermuda Takeover Code governing the Company of the following notifiable interests in the ordinary shares of the Company:

a) The Hongkong Land Company, Ltd, a wholly-owned subsidiary of the Company, was interested in 69,561,004 ordinary shares, representing 3.03% of the Company's current issued ordinary share capital.

b) Jardine Strategic Holdings Limited was interested in 984,967,568 ordinary shares, representing 42.91% of the Company's current issued ordinary share capital, which interest included those shares held by The Hongkong Land Company, Ltd. By virtue of its interest in Jardine Strategic Holdings Limited, Jardine Matheson Holdings Limited was deemed to be interested in the same number of ordinary shares.

c) Wheelock and Company Limited was interested in 106,346,676 ordinary shares, representing 4.63% of the Company's current issued ordinary share capital.

d) Cheung Kong (Holdings) Limited and Hutchison Whampoa Limited, through their respective subsidiaries, were interested in a total of 102,712,960 ordinary shares, representing 4.48% of the Company's current issued ordinary share capital, the interest in such shares being a right to call for delivery pursuant to Regulation 49(5) of the Bermuda Takeover Code.

e) Credit Agricole Lazard Financial Products Bank ('CALFPB') were beneficially interested in 93,898,960 ordinary shares, representing 4.09% of the Company's current issued ordinary share capital; and the following entities were deemed to be interested in the shares beneficially owned by CALFPB: Credit Agricole Lazard Financial Products Limited, Crédit Agricole S.A., Three Houses Investment Company Limited, Lazard Bank Limited, Lazard Frères S.A. and Lazard Frères & Co. LLC.

Apart from these shareholdings, the Company is not aware of any notifiable interest in 3% or more of the issued ordinary share capital of the Company as at 7th March 2003.

The Bermuda Takeover Code which governs the Company provides for the disclosure of interests in shares of the Company. The obligation to disclose arises if and when a person is interested in 3% (or, in certain circumstances, 10%) or more of the shares of the same class. The higher limit of 10% applies, in broad terms, to a person authorised to manage investments under an investment management agreement or where such person is the operator of an authorised collective investment scheme.

There were no contracts of significance with corporate substantial shareholders during the year under review.

Securities Purchase Arrangements

At the Annual General Meeting held on 8th May 2002, shareholders renewed the approval of a general mandate authorising the Directors to effect purchases of the Company's own ordinary shares of less than 15% in aggregate of its issued share capital.

Related Party Transactions

During the course of the year, the Company entered into transactions with 'related parties', as defined in the listing rules of the UK Listing Authority, details of which are included in note 29 to the financial statements on page 42.

Annual General Meeting

The full text of the resolutions and explanatory notes in respect of the 2003 Annual General Meeting to be held on 7th May 2003 are contained in the Notice of Meeting which accompanies this report.

Shareholder Information

Financial Calendar

2002 full-year results announced	25th February 2003
Share registers closed	17th to 21st March 2003
Annual General Meeting to be held	7th May 2003
2002 final dividend payable	14th May 2003
2003 half-year results to be announced	29th July 2003*
Share registers to be closed	25th to 29th August 2003*
2003 interim dividend payable	15th October 2003*

* Subject to change

Dividends

Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 25th April 2003. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 30th April 2003. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

Registrars and Transfer Agent

Shareholders should address all correspondence with regard to their shareholdings or dividends to the appropriate registrar or transfer agent.

Principal Registrar
Jardine Matheson International Services Limited
P O Box HM 1068
Hamilton HM EX
Bermuda

Jersey Branch Registrar
Capita IRG (Offshore) Limited
P O Box 378
St Helier, Jersey JE4 0FF
Channel Islands

Singapore Branch Registrar
M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

United Kingdom Transfer Agent
Capita Registrars
The Registry
34 Beckenham Road
Beckenham, Kent BR3 4TU
England

ADR Depositary
The Bank of New York
Depositary Receipts Division
101 Barclay Street, 22nd Floor
New York, NY 10286
United States of America

Press releases and other financial information can be accessed through the Internet at 'www.hkland.com'.

Management and Offices

Hongkong Land Limited

Directors

Percy Weatherall Chairman
Nicholas Sallnow-Smith Chief Executive
R M J Chow
I D Hawksworth
F Heng Chief Financial Officer
Brian Keelan
Norman Lyle
J A Robinson
A Wareham
James Watkins
R Wong

Corporate Secretary

N M McNamara

Offices

Hongkong Land Holdings Limited

Jardine House
33-35 Reid Street
Hamilton
Bermuda
Tel : (1441) 292 0515
Fax : (1441) 292 4072
E-mail : chw@jardines.com
C H Wilken

Hongkong Land Limited

One Exchange Square
8th Floor
Hong Kong
Tel : (852) 2842 8428
Fax : (852) 2845 9226
E-mail : nss@hkland.com
Nicholas Sallnow-Smith

Hongkong Land (Singapore) Pte. Limited

1 Raffles Link #02-01
Singapore 039393
Tel : (65) 6238 1121
Fax : (65) 6238 1131
E-mail : mjc@hkland.com
Michael Corbyn

Hongkong Land (Vietnam) Limited

301-302 Central Building
31 Hai Ba Trung
Hanoi
Vietnam
Tel : (844) 824 0753
Fax : (844) 824 0769
E-mail : scraig@hkland.com
Simon Craig

Representative Offices

Beijing

522 China World Tower 1
China World Trade Centre
1 Jianguomen Wai Dajie
Beijing 100004
China
Tel : (8610) 6505 4170
Fax : (8610) 6505 4171
E-mail : jkwok@hklandbj.com
Joe Kwok

Shanghai

Unit 1110, Bund Centre
222 Yanan Road (East)
Shanghai 200002
China
Tel : (8621) 6335 1220
Fax : (8621) 6335 0100
E-mail : sko@hkland.com
Stanley Ko

Report of the Valuers

To Hongkong Land Limited

Dear Sirs,

Revaluation of Investment Properties Held on Leases

Further to your instructions, we have valued in our capacity as external valuers the investment properties held on leases as described in the Annual Report of Hongkong Land Holdings Limited. We are of the opinion that the open market value of the Investment Properties held on leases in Hong Kong, Singapore and Vietnam as at 31st December 2002 totalled US$6,249,800,000 (United States Dollars Six Thousand Two Hundred Forty-nine Million and Eight Hundred Thousand).

We have valued the above properties in Hong Kong in accordance with the Hong Kong Guidance Notes on the Valuation of Property Assets published by The Hong Kong Institute of Surveyors. The properties in Singapore and Vietnam have been valued in accordance with the RICS Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors.

We have inspected the properties without either making structural surveys or testing the services. We have been supplied with details of tenure, tenancies and other relevant information.

In arriving at our opinions, each property was valued individually, on an open market value basis, calculated on the net income allowing for reversionary potential, however no allowance has been made for expenses of realisation or for taxation which might arise in the event of disposal.

Yours faithfully,

Jones Lang LaSalle Ltd
Hong Kong, 25th February 2003

Property Portfolio

at 31st December 2002

Commercial Property

	LETTABLE AREA Total	Office	Retail	Total levels	Year of completion	Lease expiry
	(in thousands of square feet)					
Hong Kong *						
Alexandra House	361	325	36	37	1976	2899
Chater House	473	428	45	33	2002	2898
Exchange Square	1,479					2057**
One Exchange Square		572	–	52	1985	
Two Exchange Square		505	–	51	1985	
Three Exchange Square		321	–	33	1988	
Podium		–	49	3	1985	
The Forum		–	32	5	1988	
The Hong Kong Club Building	148	142	6	25	1984	2009
Jardine House	694	653	41	52	1973	2045**
The Landmark	1,215					2842
Gloucester Tower		483	–	48	1980	
Atrium		–	216	5	1980	
Edinburgh Tower		516	–	47	1983	
Prince's Building	547	409	138	29	1965	2895
1063 King's Road	224	221	3	31	1999	2881
	5,141	4,575	566			
Singapore						
One Raffles Link	306	235	71	10	2000	2095
Hanoi, Vietnam						
Central Building	40	36	4	9	1995	2033
63 Lý Thái Tô'	76	70	6	10	1998	2039
	422	341	81			

* *Property in Hong Kong is almost entirely held under leases originally granted from the Crown. Under the Basic Law of the Hong Kong Special Administrative Region, all rights in relation to such leases will continue to be recognised and protected. All the Group's investment properties are leasehold and directly held under these leases, except for an interest in the non-Club area of The Hong Kong Club Building which is held under a sub-lease from The Hong Kong Club.*

** There is an option to renew these leases for a further term of 75 years.

Residential Property

	Address	No. of units	Area	Year of completion	Lease expiry
Stanley Court	9 Stanley Mound Road, Stanley, Hong Kong	21 townhouses	43,600 sq. ft	1988	2074
Ivy on Belcher's	26 Belcher's Street, Hong Kong	140 apartments	97,000 sq. ft	2004	2872

Properties in Hong Kong's Central Business District


Hang Seng Bank
QUEEN'S ROAD CENTRAL
DES VOEUX ROAD CENTRAL
CONNAUGHT ROAD CENTRAL
PEDDER STREET
ICE HOUSE STREET
HARBOUR VIEW STREET
Airport Express Station
Stock Exchange
1
2
3
4
5
6
7
8
9
10
11
12
Standard Chartered Bank
HSBC
Mandarin Oriental
General Post Office
Statue Square
Bank of China
Legislative Council
CHATER ROAD
JACKSON ROAD
GARDEN RD
Bank of China Tower
Chater Garden
QUEENSWAY
Ritz-Carlton
City Hall
Star Ferry
Queen's Pier
MURRAY ROAD

■ Hongkong Land properties ═ Pedestrian bridges ⊗ Mass Transit Railway access 🅿 Public car park

Since the founding of Hong Kong in 1842, a quarter square mile of land in Central has been the focus of business, finance and Government. Today, it is also the location of Hongkong Land's unique portfolio of interconnected buildings. The northern shoreline of Hong Kong Island has been reclaimed four times to create this area. The latest major reclamation is part of the Hong Kong SAR Government's far-sighted 'Metroplan', which is creating new land for infrastructure to support future economic growth. Phase 1 of the Central and Wanchai Reclamation was started in 1993 and completed in 1998. It has provided 20 hectares of new land contiguous with Hongkong Land's portfolio, strengthening the focus of the Central business and financial district as well as adding new facilities including the Central Station of the Airport Railway. The next phase of the reclamation will commence in 2003 and is expected to be completed in 2007. It will add 18 hectares of new land to the east of Phase 1 and house the underground Central – Wanchai Bypass and North Hong Kong Island line as well as the waterfront promenade.

The Group's portfolio accounts for a substantial portion of the prime office space in Hong Kong's Central business and financial district. Located within this area are the Hong Kong head offices of many of the world's leading banks, the Stock Exchange, the Legislative Council Building and the Hong Kong SAR Central Government Offices, as well as an unequalled concentration of the world's finest retail names.

1 One Exchange Square
2 Two Exchange Square
3 Three Exchange Square
4 The Forum
5 Jardine House
6 Chater House
7 Alexandra House
8 Gloucester Tower
9 Edinburgh Tower
10 The Landmark Atrium
11 Prince's Building
12 The Hong Kong Club Building

Hongkong Land Holdings Limited

Form of Proxy

Annual General Meeting – 7th May 2003

I/We[1] ....

of ....

hereby appoint the Chairman of the Meeting or[2,3] ....

....

as my/our proxy to attend and vote the number of shares indicated below[5] instead of me/us *at the Annual General Meeting to be held on 7th May 2003 and at any adjournment thereof.*

I/We direct that my/our proxy vote as indicated[6]:

				For	Against
1	To receive the Financial Statements for 2002 and to declare a final dividend.		1		
2	To re-elect the following Directors:	**a** Sir Yuet-Keung Kan	2a		
		b R C Kwok	2b		
		c C G R Leach	2c		
		d Dr Richard Lee	2d		
3	To appoint PricewaterhouseCoopers LLP as the Auditors and to authorise the Directors to fix their remuneration.		3		
4	To renew the general mandate to the Directors to issue new shares.		4		
5	To renew the general mandate to the Directors to purchase the Company's shares.		5		

NOTES:

1. Please insert your full name and address in **block capitals** in the space provided. Only one of the joint holders should be mentioned (but see note 4 below).
2. If any proxy other than the Chairman of the Meeting is preferred, insert the name and address of the proxy desired in **block capitals** in the space provided and initial the alteration. The proxy need not be a member of the Company.
3. All proxies may vote on a poll and all proxies, other than Directors or officers of the Company or any of its subsidiaries, may vote on a show of hands.
4. If more than one joint holder be present at the Meeting personally or by proxy, the holder present whose name stands first in the register in respect of the relevant shares will alone be entitled to vote in respect of them.
5. Please insert the number of shares to which this proxy relates in the box provided. *If a number is inserted, this form of proxy will be deemed to relate only to those shares.* If no number is inserted, this form will be deemed to relate to all the shares in the Company which are registered in your name (whether alone or jointly with others).
6. Please indicate with a tick in the relevant box which way you wish your vote to be cast. If no indication is given, the proxy will vote or abstain at his discretion.
7. Corporations must execute under common seal or by an attorney or duly authorised officer.
8. To be valid this form, together with any power of attorney under which it is signed, must be deposited at any one of the Company's registrars/transfer agent: Jardine Matheson International Services Limited, P.O. Box HM 1068, Hamilton HM EX, Bermuda; Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, England; M & C Services Private Limited, 138 Robinson Road #17–00, The Corporate Office, Singapore 068906; not later than 10.00 a.m. (local time) on 5th May 2003.
9. Completion and return of this form will not preclude you from attending and voting at the Meeting should you so wish.

Signed[7] ....

Date 2003

Number of shares to which this proxy relates[5].

Beyond Central & Regional Properties

Commercial


1063 King's Road, Hong Kong


One Raffles Link, Singapore


CityLink Mall, Singapore


One Raffles Quay, Singapore


Gaysorn, Thailand


63 Lý Thái Tổ, Vietnam


Central Building, Vietnam

Residential


Stanley Court, Hong Kong


Ivy on Belcher's, Hong Kong


Central Park, Beijing


Maple Place, Beijing


Roxas Triangle Tower, The Philippines


Jardine Land, The Philippines


1
2
3
4
5


10
9
8
7
6
11
12

Hongkong Land Holdings Limited

Jardine House Hamilton Bermuda

www.hkland.com